Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended
	March 31, 2012	March 31, 2011
	$	$
Available earnings:
Earnings before income taxes and equity earnings	38	190
Add fixed charges:
Interest expense incurred	19	19
Amortization of debt expense and discount	5	2
Interest portion of rental expense	2	2

Total earnings as defined	64	213

Fixed charges:
Interest expense incurred	19	19
Amortization of debt expense and discount	5	2
Interest portion of rental expense	2	2

Total fixed charges	26	23
Ratio of earnings to fixed charges	2.5	9.3